UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

QuinStreet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74874Q100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

SCHEDULE 13G

CUSIP No. 74874Q100	Page 2 of 8

1.	Names of Reporting Persons Douglas Valenti
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 419,254 (1)
	6.	Shared Voting Power 5,060,368 (2)
	7.	Sole Dispositive Power 419,254 (1)
	8.	Shared Dispositive Power 5,060,368 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,479,622
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 12.6% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Represents options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2013.

(2)	Represents (i) 3,007,431 shares of common stock held by The Valenti Living Trust, for which Mr. Valenti and Terri Valenti, Mr. Valenti’s wife, are co-trustees, (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner and (iii) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(3)	Based on 43,485,157 shares of common stock issued and outstanding as of December 31, 2013.

SCHEDULE 13G

CUSIP No. 74874Q100	Page 3 of 8

1.	Names of Reporting Persons Terri Valenti
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,903 (1)
	6.	Shared Voting Power 5,053,465 (2)
	7.	Sole Dispositive Power 6,903 (1)
	8.	Shared Dispositive Power 5,053,465 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,060,368
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 11.6% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Represents 6,903 shares of common stock held in trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members.

(2)	Represents (i) 3,007,431 shares of common stock held by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

(3)	Based on 43,485,157 shares of common stock issued and outstanding as of December 31, 2013.

SCHEDULE 13G

CUSIP No. 74874Q100	Page 4 of 8

0

1.	Names of Reporting Persons The Valenti Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization N/A
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,053,465 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,053,465 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,053,465
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 11.6% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents (i) 3,007,431 shares of common stock held directly by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

(2)	Based on 43,485,157 shares of common stock issued and outstanding as of December 31, 2013.

SCHEDULE 13G

CUSIP No. 74874Q100	Page 5 of 8

Item 1(a). Name of Issuer:
QuinStreet, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:
950 Tower Lane, 6th Floor
Foster City, CA 94404

Item 2(a). Name of Person Filing:
Douglas Valenti
Terri Valenti
The Valenti Living Trust

Item 2(b). Address of Principal Business Office or, if none, Residence:
c/o QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, CA 94404
Attn: Douglas Valenti

Item 2(c). Citizenship:
Douglas Valenti	USA
Terri Valenti	USA
The Valenti Living Trust	N/A

Item 2(d). Title of Class of Securities:
Common Stock

Item 2(e). CUSIP Number:
74874Q100

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4. Ownership
(a) Amount Beneficially Owned:
Douglas Valenti	5,479,622	(1)
Terri Valenti	5,060,368	(6)
The Valenti Living Trust	5,053,465	(2)

(b) Percent of Class (3):
Douglas Valenti	12.6%
Terri Valenti	11.6%
The Valenti Living Trust	11.6%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Douglas Valenti	419,254	(4)
Terri Valenti	6,903	(5)
The Valenti Living Trust	0

(ii) Shared power to vote or to direct the vote:
Douglas Valenti	5,060,368	(6)
Terri Valenti	5,053,465	(2)
The Valenti Living Trust	5,053,465	(2)

(iii) Sole power to dispose or to direct the disposition of:
Douglas Valenti	419,254	(4)
Terri Valenti	6,903	(5)
The Valenti Living Trust	0

SCHEDULE 13G

CUSIP No. 74874Q100	Page 6 of 8

(iv) Shared power to dispose or to direct the disposition of:
Douglas Valenti	5,060,368	(6)
Terri Valenti	5,053,465	(2)
The Valenti Living Trust	5,053,465	(2)

Notes to Item 4:

(1)	Represents (i) 419,254 options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2013, (ii) 3,007,431 shares of common stock held by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees, (iii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner and (iv) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(2)	Represents (i) 3,007,431 shares of common stock held directly by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

(3)	Based on 43,485,157 shares of common stock issued and outstanding as of December 31, 2013.

(4)	Represents options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2013.

(5)	Represents 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members.

(6)	Represents (i) 3,007,431 shares of common stock held by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees, (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner and (iii) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ¨.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of a Group

Not applicable

Item 10. Certification

Not applicable

Exhibit	Document Description
99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SCHEDULE 13G

CUSIP No. 74874Q100	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOUGLAS J. VALENTI

/s/ Douglas J. Valenti
Douglas J. Valenti

THE VALENTI LIVING TRUST

/s/ Douglas J. Valenti, Co-Trustee
Douglas J. Valenti, Co-Trustee

TERRI VALENTI

/s/ Terri Valenti
Terri Valenti

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)